
January 7, 2015

Via E-mail
David C. Burney
Chief Financial Officer
Astronics Corporation
130 Commerce Way
East Aurora, New York 14052

> **Re:   Astronics Corporation**
> **Form 10-K for the fiscal year ended December 31, 2013**
> **Filed March 7, 2014**
> **File No. 000-07087**

Dear Mr. Burney:

We have reviewed your response dated December 8, 2014 filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing any requested information.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K

Financial Statements, page 28

Notes to Consolidated Financial Statements, page 36

Note 19 – Acquisitions, page 57

1.  We note from your response to our prior comment 3 that disclosures outlined in paragraph (h) of ASC 805-10-50-2 were not required as you concluded the acquisitions of PGA and AeroSat were immaterial individually and also immaterial in the aggregate, based upon a quantitative analysis as well as consideration of qualitative factors.  In this regard, please help us understand your conclusions by providing us with your quantitative

analysis and the qualitative factors considered in determining that the acquisitions were immaterial collectively and that such disclosures were not required.  We may have further comment upon receipt of your response.

2. We note your response to prior comment 4 in which you refer to the disclosures provided in footnote 19 to the financial statements of your Form 10-K for the fiscal year ended December 31, 2013; however, we consider your disclosures to be overly general and therefore, not consistent with the objective of ASC 805-10-50-1.  In this regard, for each business combination that is incomplete, please provide the information required by ASC 805-10-50-6, including the assets, liabilities, equity interests, or items of consideration for which the initial accounting is incomplete; and the nature and amount of any measurement period adjustments recognized during the reporting period in accordance with ASC 805-10-25-17.

3. Additionally, we note that for both the PGA and AeroSat acquisitions in 2013, it appears the disclosures pursuant to ASC 805-20-50-1c were not provided during the period the acquisition occurred but rather when the purchase price allocation was finalized.  Furthermore, the purchase price allocation of Astronics Test Systems which occurred in the first quarter of fiscal 2014 was not provided until the third quarter of fiscal 2014.  In this regard, please confirm your understanding of this matter and revise to disclose such information during the reporting period that the acquisition occurs in accordance with ASC 805-20-50-1c.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters.  Please contact me at 202-551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief